October 21, 2022

BY ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission
Office of Manufacturing
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Dale Welcome
     Mr. Kevin Stertzel

Re: Albany International Corp.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 25, 2022
File No. 001-10026

Dear Messrs. Welcome and Stertzel:

This letter sets forth the responses of Albany International Corp. (the “Company”) to the comments of the Securities and Exchange Commission staff (the “Staff”) relating to the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2021 (the “Form 10-K”), contained in your letter dated October 11, 2022 (the “Comment Letter”). Set forth below are the Staff’s comments, followed by the Company’s responses to the comments. The numbering of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. The Staff’s comments are italicized.

Form 10-K for the Fiscal Year Ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 36

1.We note that you reconcile EBITDA and Adjusted EBITDA to operating income (loss) for each segment and on a consolidated basis. Please revise your presentation in future annual and quarterly filings to reconcile these non-GAAP measures to net income (loss), the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 103.02 of the SEC’s Division of Corporation Finance C&DIs on Non-GAAP Measures. This comment also applies to your earnings releases furnished on Form 8-K.
Albany International Corp.
216 Airport Dr.
Rochester, NH 03867
(603) 330-5850

U.S Securities and Exchange Commission
October 21, 2022

Response: We will revise our presentation in future annual and quarterly filings, as well as our earnings releases furnished on Form 8K, to reconcile EBITDA and Adjusted EBITDA to net income for each segment and on a consolidated basis.

2.We note that your Adjusted EBITDA non-GAAP measure includes an adjustment for foreign currency revaluation (gains)/losses. Please tell us how you considered Question 100.01 of the SEC’s Division of Corporation Finance C&DIs on Non-GAAP Measures given that such gains and losses appear to reflect normal business activities of an entity with foreign subsidiaries/operations.

Response: The Company has operations in foreign countries where the local currency is the functional currency used to prepare local financial statements, which are then translated into our group reporting currency (US dollar) in accordance with US GAAP. Certain of our foreign subsidiaries hold monetary assets and liabilities denominated in non-functional currency that are remeasured to each subsidiary’s respective functional currency on the balance sheet date. Certain foreign currency gains and losses are included, while others are adjusted for, in our Adjusted EBITDA.

The Company kindly advises the Staff that foreign currency revaluation (gains)/losses consist of the remeasurement effects of third party receivables and payables, cash, and intercompany loans denominated in a currency other than our subsidiary’s functional currency on the balance sheet date (collectively, the “foreign currency revaluation effects”).

In response to the Staff’s question regarding consideration of Question 100.01 of the SEC’s Division of Corporation Finance C&DIs on Non-GAAP Measures, we note that the foreign currency revaluation effects represent unrealized gains and losses arising from the remeasurement of monetary assets and liabilities denominated in non-functional currencies on the balance sheet date. Foreign currency revaluation effects do not represent costs necessary to generate revenues or to operate our business and as such are not normal, recurring cash charges. The Company believes that excluding the impact of the foreign currency revaluation effects from our Adjusted EBITDA provides our financial statement users with a transparent view into the core financial performance of our business, particularly when compared to periods in which the foreign currency revaluation effects had a greater, lesser, or no impact and therefore are not misleading.

We respectfully advise the Staff that gains and losses realized from transactions denominated in foreign currencies, both functional and non-functional, occurring during

U.S Securities and Exchange Commission
October 21, 2022

the period are not adjusted for in our Adjusted EBITDA, as such gains and losses are reflective of normal business activities of our foreign subsidiaries.

We will clarify in our future quarterly and annual filings, as well as in earnings releases furnished on Form 8-K, the nature of foreign currency revaluation effects that are adjusted for in our Adjusted EBITDA, as follows:

Foreign currency revaluation (gains)/losses represent unrealized gains and losses arising from the remeasurement of monetary assets and liabilities denominated in non-functional currencies on the balance sheet date.

In connection with responding to the Staff’s comments, the Company and its management acknowledges our responsibility for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions or comments relating to this letter, please contact the undersigned at (603) 330-5899.

Very truly yours,

/s/ Stephen M. Nolan
Stephen M. Nolan
Chief Financial Officer and Treasurer

cc: A. William Higgins, President & Chief Executive Officer, Albany International Corp.
Joseph M. Gaug, General Counsel & Secretary, Albany International Corp.
Cleary Gottlieb Steen & Hamilton LLP (Helena K. Grannis)
KPMG LLP (John Murphy)